Exhibit 99.1

North American Travelan® sales up 98%

in the first half of FY20

Key Highlights:

•	Strong continued growth of Travelan® sales reported in all markets
•	North American Travelan® sales up by 98% YoY in the first half of FY20
•	Immuron achieved 55% YoY growth for the first half of FY20, with worldwide sales reaching AU $1.68M
•	US Travelan® sales exhibited 39% YoY growth for first half FY20, reaching AU $514K
•	Total Australian sales experienced 33% YoY growth for first half FY20, reaching AU $954K

Melbourne, Australia, January 28, 2020: Immuron Limited (ASX: IMC; NASDQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of gut mediated diseases, today announced the sales results of its commercially available and over-the-counter gastrointestinal and digestive health supplement Travelan® for the first half of fiscal year 2020 ending on December 31, 2019.

Immuron experienced robust gross sales growth in the US, Canada and Australia throughout the first half of FY20, with global sales reaching AU $1.68M* during the 6-month period.

North America sales of Travelan® were up 98% YoY for the first half of FY20, spurred on by the launch of Travelan® in Canadian pharmacies in June 2019 and also by robust growth in online Amazon sales within the US. Passport Health, the USA’s largest travel medicine provider, also contributed to the strong result, with Travelan® sales rising by 27% within the Passport Health network of clinics. A series of podcasts on the “Not old, better” network assisted in raising consumer awareness of Travelan® in the US.

In Australia, Immuron sales reached AU $954K* for the first half FY20, displaying a 33% YoY growth rate. Travelan® strengthened its presence in Australian pharmacies with in-store promotional material and TV advertising with Chemist Warehouse. Immuron’s participation in Medical Practitioner conferences also contributed to increased awareness of Travelan® within the medical community.

“The sales momentum for Travelan® which was already evident during the first quarter of fiscal year 2020 has continued unabated throughout the first half of fiscal year 2020 as consumer awareness of Travelan® continues to grow,” said Dr. Gary S. Jacob, CEO of Immuron Ltd. “As we step through the second half of this fiscal year we will continue to focus on increasing consumer awareness of the brand, particularly in North American markets, as we look to expand the market for this important health care product. At the same time, we are seeking FDA registration for Travelan® as a drug to prevent travelers’ diarrhea which we believe will provide a further boost to our sales potential moving forward.”

*Unaudited gross revenue

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COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA). Immuron’s lead clinical candidate, IMM-124E, is presently in Phase II trials in Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). The company now has plans to develop a U.S. registration dossier for IMM-124E for Travellers’ Diarrhea. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile Infections (CDI), and is in clinical trial development in CDI patients. These products together with the Company’s other preclinical immunotherapy pipeline products currently under development targeting immune-related and infectious diseases are anticipated to meet pressing needs in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Release authorised by the Managing Director